FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the date of 19 November, 2003

Espírito Santo Financial Group S.A.
(Translation of registrant’s name into English)

Espírito Santo Financial Group S.A.
231 Val des Bons Malades
Luxembourg-Kirchberg
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE

Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Bernard Compagnon
Taylor Rafferty, London
+44-20-7936-0400
- or -
James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP S.A. ANNOUNCES THE RESULTS OF ITS INSURANCE SUBSIDIARIES FOR THE NINE MONTHS TO SEPTEMBER 2003

Luxembourg/Portugal – November 13, 2003 – Espírito Santo Financial Group S.A. (“ESFG”) (NYSE and Euronext Lisbon:ESF) announced today the un-audited results of its insurance subsidiaries for the nine months to September 2003.

Nine months results at Companhia de Seguros Tranquilidade Vida (“Tranquilidade Vida”), the life company, continue to show the positive trends already felt since the first quarter of 2003, which resulted from measures undertaken to render Tranquilidade Vida’s investment portfolio less vulnerable to declines in stock exchange prices, the improvement in the performance of Portuguese and international stock exchanges and the effects of the restructuring of Tranquilidade’s insurance business. Net profits for the nine months to September 2003 reached 10.1 million Euros in marked contrast with a loss of 148.8 million Euros in the same period of last year. This positive result has been achieved after the full amortization, in the first semester, of 39.5 million Euros of unrealized losses in Tranquilidade Vida’s investment portfolio, still pending from 2001.

In the nine months to September 2003, total premiums increased 12.7 per cent to reach 585.6 million Euros, against 519.7 million Euros in September 2002. As a consequence of the increased emphasis put on traditional products (such as private pension plans) against capitalization products, premiums in private pension plans increased 30.1 per cent in the nine months to September 2003, reaching 263.8 million Euros against 202.8 million Euros in September 2002. As a result of the above mentioned shift in products, Tranquilidade Vida’s total market share is estimated to have decreased from 17.5 per cent in September 2002 to 16.6 per cent in September 2003.

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In the same period, claims increased 66.3 per cent at Tranquilidade Vida, primarily arising from private pension plans and capitalization products, whilst technical results improved 13,1 per cent, from 15.3 million Euros in September 2002 to 17.3 million Euros in September 2003. The solvency ratio improved from 87.0 per cent in September 2002 to 178.0 per cent in September 2003, reflecting the effect of the considerable improvement in operational and financial results, combined with the capital injection carried out in the end of 2002.

At Companhia de Seguros Tranquilidade (“Tranquilidade”) the non-life company, nine months results also continue to show the positive effects of measures designed to improve Tranquilidade’s underwriting results and to reduce costs, which have been implemented over the last two years. Net profits reached 22.0 million Euros in the nine month to September of 2003 against a loss of 51.9 million in the same period of 2002, whilst the combined ratio declined from 108.1 per cent to 93.7 per cent in the same period.

In the nine months to September 2003 claims declined 1.1 per cent to 151.2 million Euros, against 153.0 million Euros in the corresponding period of 2002, whilst the claims ratio before reinsurance declined from 64.5 per cent to 62.6 per cent and, after reinsurance, from 72.9 per cent to 63.1 per cent in the same period.

Increased selectivity in accepting risks resulted in a decline in premiums of 2.2 per cent, from 247.2 million Euros in September 2002, to 241.7 million Euros in September 2003 and contributed to a decline in estimated market share from 8.5 per cent in September 2002 to 7.9 per cent in September 2003. Total costs were reduced by 1.7 per cent, from 67.8 million Euros in September 2002 to 66.6 million Euros in September 2003, with continuing emphasis in personnel costs, which declined 10.1 per cent in the same period. Tranquilidade’s solvency ratio reached 245.0 per cent in September 2003.

In the first nine months of 2003, net profits at Espírito Santo Seguros (“ES Seguros”), (non-life bancassurance) reached 2.3 million Euros, corresponding to an increase of 199.6 per cent over the results in September 2002. Premiums increased 26.6 per cent in the same period to reach 36.7 million Euros.

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The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Merchant banking, Stock-brokerage and Asset management in Portugal and internationally.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Espírito Santo Financial Group S.A.

By:		/s/ Manuel de Magalhães Villas-Boas

	Name:	Manuel de Magalhães Villas-Boas
	Title:	Director

     Date: 19 November, 2003